

December 11, 2020

Michael G. Potter
Chief Financial Officer
Corsair Gaming, Inc.
47100 Bayside Pkwy
Fremont, CA 94538

   Re: Corsair Gaming, Inc.
     Draft Registration Statement on Form S-1
     Submitted December 8, 2020
     CIK No. 0001743759

Dear Mr. Potter:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Tad J. Freese